SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

RadiSys Corporation

(Name of Subject Company (Issuer))

Common Stock, No Par Value

(Title of Class of Securities)

750459109

(CUSIP Number of Class of Securities)

Brian Bronson

Chief Financial Officer

RadiSys Corporation

5445 N.E. Dawson Creek Drive

Hillsboro, Oregon 97124

Telephone: (503) 615-1100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Amar Budarapu

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

Telephone: (214) 978-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO is being filed by RadiSys Corporation (the “Company”) pursuant to General Instruction D to Schedule TO.

On July 6, 2009, the Company filed with the Securities and Exchange Commission (the “SEC”) its (i) Notice of Annual Meeting and Proxy Statement for the Annual Meeting of Shareholders of the Company to be held on August 18, 2009 (the “Proxy Statement”), which contains a proposal submitted to the Company’s shareholders to approve a stock option exchange program for employees other than the Company’s executive officers and directors (the “exchange program”), and (ii) Notice of Internet Availability of Proxy Materials for the Annual Meeting of Shareholders of the Company to be held on August 18, 2009 (the “Notice”). The Proxy Statement and the Notice, attached to this Schedule TO as Exhibit 99.1 and Exhibit 99.2, respectively, do not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The proposed exchange program will only be commenced, if at all, if the Company’s shareholders approve it.

The exchange program has not yet commenced and until the date is set to begin the program, it is subject to cancellation at any time depending on the circumstances existing at that time. If the exchange program is approved by the Company’s shareholders, upon the commencement of the program the Company will provide eligible employees with written materials explaining the full terms and conditions of the program in a Tender Offer Statement on Schedule TO and will also file these materials with the Securities and Exchange Commission, or the SEC.

WHEN THESE MATERIALS BECOME AVAILABLE, EMPLOYEES ELIGIBLE FOR THE EXCHANGE PROGRAM SHOULD READ THEM CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED EXCHANGE PROGRAM.

Once the materials discussed above are filed with the SEC, they will be available free of charge from the SEC’s website at www.sec.gov and by contacting the Company at: RadiSys Corporation, 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124, Attention: Investor Relations or by calling (503) 615-7797.

Item 12. Exhibits

99.1	Notice of Annual Meeting and Proxy Statement for the Annual Meeting of Shareholders of the Company to be held on August 18, 2009 (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 6, 2009).

99.2	Notice of Internet Availability of Proxy Materials for the Annual Meeting of Shareholders of the Company to be held on August 18, 2009 (incorporated by reference to the Definitive Additional Materials on Schedule 14A filed with the Securities and Exchange Commission on July 6, 2009).

EXHIBIT INDEX

99.1	Notice of Annual Meeting and Proxy Statement for the Annual Meeting of Shareholders of the Company to be held on August 18, 2009 (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 6, 2009).

99.2	Notice of Internet Availability of Proxy Materials for the Annual Meeting of Shareholders of the Company to be held on August 18, 2009 (incorporated by reference to the Definitive Additional Materials on Schedule 14A filed with the Securities and Exchange Commission on July 6, 2009).